Filed Pursuant to Rule 433
Registration No. 333-180728

FINAL TERM SHEET dated June 24, 2014 Supplementing Preliminary Pricing Supplement No. 440 dated June 24, 2014 (To Prospectus Supplement dated April 13, 2012 and Prospectus dated April 13, 2012)

$40,001,664.90

Wells Fargo & Company

Medium–Term Notes, Series K

8% Equity Linked Securities due June 18, 2015

Linked to the Common Stock of Micron Technology, Inc.

Issuer:	Wells Fargo & Company (“Wells Fargo”)
Underlying Stock:

Common stock of Micron Technology, Inc. (Ticker “MU”). Micron Technology, Inc., the issuer of the underlying stock (the “underlying stock issuer”), is not involved with this offering and has no obligations relating to, and does not sponsor or endorse, the securities.

Pricing Date:	June 24, 2014
Issue Date:	July 1, 2014 (five business days after the pricing date)
Original Offering Price and Face Amount:	$32.4294 per security, which is equal to the initial stock price, and integral multiples thereof. References in this final term sheet to a “security” are to a security with a face amount of $32.4294.
Stated Maturity Date:	June 18, 2015, subject to postponement if the determination date is postponed.
Interest:	8% per annum will be payable on each interest payment date. The securities have a term of less than one year.
Interest Payment Dates:

Monthly on the 18th day of each month, commencing July 18, 2014 and ending on the stated maturity date. If a scheduled interest payment date is not a business day, interest will be paid on the next business day, and interest on that payment will not accrue during the period from and after the scheduled interest payment date.

Payment at Stated Maturity:

On the stated maturity date, you will receive for each security you then hold either, in our sole discretion, (i) a number of shares of the underlying stock equal to the settlement amount divided by the closing price of the underlying stock on the determination date or (ii) an amount in cash equal to the settlement amount.

Settlement Amount:

The “settlement amount” per security will equal:

•    if the final determination price is greater than the upside participation threshold, (i) the $32.4294 original offering price plus (ii) the upside participation rate multiplied by the result of (a) the final determination price minus (b) the upside participation threshold;

•    if the final determination price is greater than or equal to the principal return threshold and less than or equal to the upside participation threshold, the $32.4294 original offering price; or

•    if the final determination price is less than the principal return threshold, the downside exchange ratio multiplied by the final determination price; provided, however, that the settlement amount shall not be less than $23.1643 (the “minimum repayment amount”).

If the final determination price is less than the principal return threshold (which is greater than the initial stock price and is equal to approximately 112% of the initial stock price), you will receive at maturity an amount of cash or a number of shares of underlying stock with a value less than the original offering price of your securities as of the determination date. You therefore may receive less than the original offering price of your securities at maturity even if the price of the underlying stock increases from the initial stock price.

Final Determination Price:	The closing price of the underlying stock multiplied by the share amount, each as of the determination date.
Upside Participation Threshold:	$36.6452, which is greater than the initial stock price and is equal to approximately 113% of the initial stock price.
Upside Participation Rate:	65%.
Principal Return Threshold:	$36.3209, which is greater than the initial stock price but less than the upside participation threshold, and is equal to approximately 112% of the initial stock price.
Downside Exchange Ratio:	0.8929, which is equal to the initial stock price divided by the principal return threshold.
Initial Stock Price:	$32.4294, which is based upon an intra-day price of the underlying stock on the pricing date.
Determination Date:	June 15, 2015, subject to postponement for non-trading days and market disruption events.
Share Amount:

Initially 1.0, subject to adjustment in the event of certain corporate events relating to the underlying stock issuer, including changes in dividend payments, as described in the preliminary pricing supplement.

Listing:	The securities will not be listed on any securities exchange or automated quotation system.
Calculation Agent:	Wells Fargo Securities, LLC
Agent:

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company. The agent or another affiliate of ours expects to realize hedging profits projected by its proprietary pricing models to the extent it assumes the risks inherent in hedging our obligations under the securities.

CUSIP Number:	949746424

Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Risk Factors” beginning on page PS-4 of the preliminary pricing supplement.

The securities are unsecured obligations of Wells Fargo and all payments on the securities are subject to the credit risk of Wells Fargo. The securities are not deposits or other obligations of a depository institution and are not insured by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other governmental agency of the United States or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this final term sheet or the preliminary pricing supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Original Offering Price	Agent Discount(1)	Proceeds to Wells Fargo
Per Security	100.00%	—	100.00%
Total	$40,001,664.90	—	$40,001,664.90

(1)

Wells Fargo Securities, LLC, a wholly owned subsidiary of Wells Fargo & Company, is the agent for the distribution of the securities and is acting as principal. See “Investment Description” in the preliminary pricing supplement for further information.

Wells Fargo Securities

The information in this final term sheet relates to Wells Fargo & Company’s offering of its 8% Equity Linked Securities due June 18, 2015, Linked to the Common Stock of Micron Technology, Inc. and should be read together with preliminary pricing supplement no. 440 dated June 24, 2014 relating to the offering, including the documents incorporated by reference therein, and the prospectus supplement dated April 13, 2012 and prospectus dated April 13, 2012, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-180728. Certain terms used but not defined herein have the meanings set forth in the preliminary pricing supplement.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 800-645-3751, option 5 or e-mailing: wfscustomerservice@wellsfargo.com.